82-4436

Albaum & Associates

BARRISTERS AND SOLICITORS

366 BAY STREET, SUITE 800
TORONTO, CANADA
M5H 4B2

TELEPHONE: (416) 304-1932
TELECOPIER: (416) 304-0240
albaum_law@hotmail.com

July 16, 2002

Office of International Corporate Finance
Securities and Exchange Commission
450, 5th Street N.W.
Mail Stop 3-9
Washington, D.C. 20549

02 JUL 25 AM 10:10

Dear Sirs:

Re: Ungava Minerals Corp. (the "Corporation")
Your File Number 82-4436

We enclose on behalf of the Corporation the following documents:

1. Press Release dated July 16, 2002
2. Annual Report for the year ended November 30, 2001
3. Annual Report for the year ended November 30, 2000
4. Annual Report for the year ended November 30, 1999
5. Annual Report for the year ended November 30, 1998

SUPPL

Should you have any questions in connection with the foregoing, please do not hesitate to contact the undersigned.

Yours very truly,

ALBAUM & ASSOCIATES

Lorne H. Albaum

/dja

PROCESSED
SEP 2 0 2002
THOMSON
FINANCIAL

dw 9/18

Enclosures

82-4436

UNGAVA MINERALS CORP. July 16, 2002
Toronto, Ontario Issued and Outstanding: 18,196,610 Common Shares

Ungava Minerals Corp. Replaces Arbitration Counsel

Ungava Minerals Corp. (the "Company") announced today that it has retained André Valiquette Q.C. to lead a team of counsel representing the Company in the arbitration proceeding which is delayed a few weeks. Mr. Valiquette is well known for many accomplishments having to do with mining law and timely disclosure by Canadian reporting issuers. Most recently he was consulted respecting revisions to the mining law reform in Québec.

The decision to change counsel was made by the Company. Mr. Valiquette is counsel in whom the Company has full confidence.

The Company will shortly be revising the claims made in the Preliminary Statement of Claim. Based on what has been learned since the arbitration was called for by the Company, the Amended Statement of Claim will detail allegations of previously unknown breaches of contract and breaches of fiduciary duty by Canadian Royalties Inc. and will be seeking more extensive relief than was indicated in the Preliminary Statement of Claim referred to in the Company's press release dated May 16, 2002.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

UNGAVA MINERALS CORP.

ANNUAL REPORT FOR THE FINANCIAL YEAR ENDED NOVEMBER 30, 2001

Ungava Minerals Corp. (the "Corporation") was formed on August 1, 1996 by the amalgamation of CoretekVencap Inc. ("Coretek") and Ungava Minerals Corp. ("UMC"). For financial reporting purposes UMC was deemed to have acquired Coretek upon the amalgamation and UMC's assets and liabilities are recorded at their historic values at the date of acquisition and the assets and liabilities of Coretek have been carried forward at their fair market values. For financial reporting purposes, the Corporation is deemed to be a continuation of UMC and the results of Operations of Coretek for the period prior to acquisition have been eliminated. The Corporation established a November 30 financial year-end. The consolidated financial statements of the Corporation include the accounts of its wholly owned subsidiaries, Ungava Mineral Exploration Inc., Ungava Capital Inc., North American Titanium Inc., and 1222256 Ontario Inc.

During the year, the Corporation received net income of $5,106 derived from gain on sale of marketable securities, and its net loss for the period narrowed to $186,300 ($0.01 per share) as compared to UMC's net loss of $1,210,260 ($0.07 per share) for the comparable prior period. Deficit increased to $3,943,672 at year-end from $3,757,372 for the comparable prior year-end. At the year-end, current assets were nil as compared to $51,851 for the comparable prior period and current liabilities were $258,229 compared to $124,209 for the comparable prior period.

In the period to 30 November, 2001 no common shares were issued by the Corporation, nor were any options issued.

In the year the Corporation entered into an Option and Joint Venture Agreement dated January 12, 2001 pursuant to which Canadian Royalties Inc. might acquire an 80% interest in the Corporation's Ungava Trough property.

82-4436

UNGAVA MINERALS CORP.

ANNUAL REPORT FOR THE FINANCIAL YEAR ENDED NOVEMBER 30, 2000

Ungava Minerals Corp. (the "Corporation") was formed on August 1, 1996 by the amalgamation of CoretekVencap Inc. ("Coretek") and Ungava Minerals Corp. ("UMC"). For financial reporting purposes UMC was deemed to have acquired Coretek upon the amalgamation and UMC's assets and liabilities are recorded at their historic values at the date of acquisition and the assets and liabilities of Coretek have been carried forward at their fair market values. For financial reporting purposes, the Corporation is deemed to be a continuation of UMC and the results of Operations of Coretek for the period prior to acquisition have been eliminated. The Corporation established a November 30 financial year-end. The consolidated financial statements of the Corporation include the accounts of its wholly owned subsidiaries, Ungava Mineral Exploration Inc., Ungava Capital Inc., North American Titanium Inc., and 1222256 Ontario Inc.

During the year, the Corporation received net income of $96,275 derived from gain on sale of marketable securities, and its net loss for the period widened to $1,210,260 ($0.07 per share) as compared to UMC's net loss of $215,523 ($0.01 per share) for the comparable prior period. Deficit increased to $3,757,372 at year-end from $2,547,112 for the comparable prior year-end. At the year-end, current assets were $51,851 as compared to $63,468 for the comparable prior period and current liabilities were $124,209 compared to $290,583 for the comparable prior period.

During the year the Corporation abandoned all its mining properties except Permit 970 and enclosed mining claims in the Ungava Trough area of Northern Québec. In connection therewith it took a writedown of mineral resource properties and exploration expenditures of $1,306,535.

In the period to 30 November, 2000 no common shares were issued by the Corporation, nor were any options issued.

UNGAVA MINERALS CORP.

ANNUAL REPORT
FOR THE FINANCIAL YEAR ENDED
NOVEMBER 30, 1999

Ungava Minerals Corp. (the "Corporation") was formed on August 1, 1996 by the amalgamation of Coretek Vencap Inc. ("Coretek") and Ungava Minerals Corp. ("UMC"). For financial reporting purposes UMC was deemed to have acquired Coretek upon the amalgamation and UMC's assets and liabilities are recorded at their historic values at the date of acquisition and the assets and liabilities of Coretek have been carried forward at their fair market values. For financial reporting purposes, the Corporation is deemed to be a continuation of UMC and the results of operations of Coretek for the period prior to acquisition have been eliminated. The Corporation established a November 30 financial year-end. The consolidated financial statements of the Corporation include the accounts of its wholly owned subsidiaries, Ungava Mineral Exploration Inc., Ungava Capital Inc., North American Titanium Inc., and 1222256 Ontario Inc.

During the year, the Corporation received income from the sale of marketable securities in the amount of $5,282 and its net loss for the period narrowed to $215,523 ($0.01 per share) as compared to UMC's net loss of $591,342 ($0.03 per share) for the comparable prior period. Deficit increased to $2,547,112 at year-end from $2,331,589 for the comparable prior year-end. At year-end, current assets were $76,211 as compared to $78,605 for the comparable prior period and current liabilities were $290,583 compared to $109,261 for the comparable prior period.

In the period to 30 November, 1999 no common shares were issued by the Corporation nor were any options granted.

During the year the Option Agreement respecting the mineral property belonging to North American Titanium was allowed to expire by the Optionor.

In spite of Management's best efforts to interest third parties in optioning the Ungava Trough property of the Corporation no option agreement was entered into in the year.

UNGAVA MINERALS CORP.

ANNUAL REPORT
FOR THE FINANCIAL YEAR ENDED
NOVEMBER 30, 1998

Ungava Minerals Corp. (the "Corporation") was formed on August 1, 1996 by the amalgamation of Coretek Vencap Inc. ("Coretek") and Ungava Minerals Corp. ("UMC"). For financial reporting purposes UMC was deemed to have acquired Coretek upon the amalgamation and UMC's assets and liabilities are recorded at their historic values at the date of acquisition and the assets and liabilities of Coretek have been carried forward at their fair market values. For financial reporting purposes, the Corporation is deemed to be a continuation of UMC and the results of operations of Coretek for the period prior to acquisition have been eliminated. The Corporation established a November 30 financial year-end. The consolidated financial statements of the Corporation include the accounts of its wholly owned subsidiaries, Ungava Mineral Exploration Inc., Ungava Capital Inc., North American Titanium Inc., and 1222256 Ontario Inc.

During the year, the Corporation received no income and its net loss for the period widened to $591,342 ($0.03 per share) as compared to UMC's net loss of $526,717 ($0.03 per share) for the comparable prior period. Deficit increased to $2,331,589 at year-end from $1,740,247 for the comparable prior year-end. At year-end, current assets were $78,605 as compared to $616,971 for the comparable prior period and current liabilities were $109,261 compared to $69,114 for the comparable prior period.

On 2 September 1998, High North Resources Inc., formerly Canadian States Resources Inc. gave notice that it relinquished all its rights under the Agreement of 15 May 1997 regarding an option of the Corporation's Ungava Through mineral permits and claims.

During the year, North American Titanium Inc. signed an Option Agreement under which a Montreal Stock Exchange listed third party could earn a 100% interest in a vanadium prospect in the Province of Québec by carrying out a work program on the property and paying $90,000 in cash and issuing 150,000 of its shares. To date, the optionee has paid the optionor $15,000 and issued 10,000 of its common shares.

In the period to 30 November, 1998 no common shares were issued by the Corporation nor were any options granted.